UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 5

                             TEXAS INDUSTRIES, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    882491103
                                 (CUSIP Number)


       Check the following box if a fee is being paid with this statement ( ).

                                  SCHEDULE 13G
                                 Amendment No. 5

                             TEXAS INDUSTRIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)


                                    882491103
                                 (CUSIP Number)


(1)    Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
       Persons

       Trimark Financial Corporation

(2)    Check the Appropriate Box if a Member of a Group

       (a)
       (b)        (x)

(3)    SEC Use Only


(4)    Citizenship or Place of Organization

       Trimark Financial Corporation is a corporation incorporated under the laws of Ontario, Canada


Number of          (5)      Sole Voting Power                 655,535   shares
Shares
Benefici-          (6)      Shared Voting Power                NIL
ally Owned
by Each            (7)      Sole Dispositive Power            655,535   shares
Reporting
Person With        (8)      Shared Dispositive Power  NIL


(9)    Aggregate Amount Beneficially Owned by Each Reporting Person

                                                655,535       shares

(10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                    Not applicable

(11)   Percent of Class Represented by Amount in Row 9

                                    5.9     % of outstanding common shares

(12)   Type of Reporting Person             HC  (see item 2A)

                                    Item 1(a)

Name of Issuer:   Texas Industries, Inc.




                                    Item 1(b)

Address of Issuer's Principal Executive Offices:

       1341 West Mockingbird Lane
       Suite 700W
       Dallas, TX 75247-6913



                                    Item 2(a)

Name of Person Filing:

Certain Trimark mutual funds (the "Funds"), which are trusts organized under the laws of Ontario, Canada, are owners of record of the securities covered by this report. Trimark Investment Management Inc. ("TIMI"), a corporation incorporated under the laws of Canada, is a manager and trustee of the Funds. TIMI is qualified to act as an investment adviser and manager of the Funds in the province of Ontario pursuant to a registration under the Securities Act (Ontario). Trimark Financial Corporation ("TFC") is a corporation incorporated under the laws of Ontario, Canada. It owns 100% of the voting equity securities of TIMI. Consequently, TFC may be deemed to be the beneficial owner of such securities.

                                    Item 2(b)

Address of Principal Business Office:

                            One First Canadian Place
                            Suite 5600, P.O. Box 487
                                Toronto, Ontario
                                     M5X 1E5

                                 (416) 362-7181



                                    Item 2(c)

Citizenship:

 Trimark Financial Corporation - Incorporated under the laws of Ontario, Canada Trimark Investment Management Inc. - Incorporated under the laws of Canada

 Trimark mutual funds - mutual fund trusts organized under the laws of Ontario, Canada

                                    Item 2(d)

Title of Class of Securities:       common stock



                                    Item 2(e)

CUSIP Number:                       882491103



                                     Item 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)   (   )    Broker or Dealer registered under Section 15 of the Act

(b)   (   )    Bank as defined in section 3(a) (6) of the Act

(c)   (   )    Insurance Company as defined in section 3(a)(19) of the Act

(d)   (   )    Investment Company registered under section 8 of the Investment
               Company Act

(e)   (   )    Investment Adviser registered under section 203 of the Investment
               Advisers Act of 1940

(f)   (   )    Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
               1974 or Endowment Fund; see 240.13d-1(b) (1) (ii)(F)

(g)   (x )     Parent Holding Company, in accordance with 240.13d-1(b) (ii)(G)
               (Note:  See Item 7)

(h)   (   )    Group, in accordance with 240.13d-1(b) (ii)(H)

                            (see item 2A)


                                     Item 4

Ownership.

       (a)      Amount Beneficially Owned*:

                            655,535  shares

       (b)      Percent of Class:

                            5.9     %

       (c)      Number of shares as to which such person has*:

(i)    sole power to vote or to direct the vote: (TFC)                   655,535
(ii)   shared power to vote or to direct the vote:                           NIL
(iii)  sole power to dispose or to direct the disposition of: (TFC       655,535
(iv)   shared power to dispose or to direct the disposition of:              NIL

                *      (see item 2(a))





                                     Item 5

Ownership of Five Percent or Less of a Class

       Inapplicable



                                     Item 6

Ownership of More than Five Percent on Behalf of Another Person

       Inapplicable



                                     Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

       See item 2(a)



                                     Item 8

Identification and Classification of Members of the Group.

       Inapplicable



                                     Item 9

Notice of Dissolution of Group.

       Inapplicable

                                     Item 10

Certification.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                  February 5, 1997


Signature:

Name/Title:     Michael Kevin Feeney, Chief Financial Officer, on behalf of
                Trimark Financial Corporation in its capacity as a "Reporting Person" herein.


                Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).